ARTIVEST BROKERAGE LLC

Statement of Financial Condition
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-69297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARTIVEST BROKERAGE LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

149 FIFTH AVENUE, 16TH FLOOR
                                  (No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SWAN CHANG   212-951-0027
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
                    (Name – if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, SWAN CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARTIVEST BROKERAGE LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

02/20/18

Notary Public

FELIX MOISO
Notary Public - State of New York
NO. 01MO6133930
Qualified in Kings County
My Commission Expires Sep 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTIVEST BROKERAGE LLC
Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statement

    Statement of Financial Condition   2

    Notes to Financial Statement   3-4



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Artivest Brokerage LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artivest Brokerage LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2018

ARTIVEST BROKERAGE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	93,256
Accounts receivable		17,073
Prepaid expenses		51,299
Total Assets	$	161,628

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	1,921
Total Liabilities		1,921
Member's equity		159,707
Total Liabilities and Member's Equity	$	161,628

See Notes to Financial Statements

2

1. ORGANIZATION AND NATURE OF BUSINESS

Artivest Brokerage, LLC (the "Company") a wholly-owned subsidiary of Artivest Holdings, Inc. (the "Parent"), is a broker-dealer that registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 on January 14, 2015 and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities and rendering financial advice on mergers and acquisitions. However, the primary initial focus of the Company is to serve the marketing needs of its Parent's investment vehicles.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

The Parent has committed to make contributions to sustain the Company through at least the next 12 months from the date this financial statement was issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and use of estimates

This financial statement has been prepared in conformity with accounting principles generally accepted in United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from these estimates.

Cash

The Company maintains cash balances in a bank account. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit. The Company does not believe it is expose to any significant credit risk.

A summary of recent accounting pronouncements

ASU 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of our pending adoption of the new standard on its financial statements.

3. INCOME TAXES

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore is not subject to income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017 the Company's net capital was $91,335 which was $86,335 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

5. RELATED PARTY TRANSACTIONS

The Parent of the Company provides ongoing administrative support, management, office space, and other services under an expense sharing agreement with the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.